Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 23, 2008

List of materials

Documents attached hereto:


i) Press release announcing Sony Ericsson continues to invest for future growth


Sony Ericsson

PRESS RELEASE                                                     April 23, 2008

Sony Ericsson continues to invest for future growth

Q1 Highlights:

   - Year-on-year volume growth of 2%
   - Income before taxes at higher end of forecast
   - R&D investment continues to expand portfolio and addressable market
   - New sub-brand XPERIA(TM) added to portfolio

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2008 is as follows:

                                           Q1 2007   Q4 2007   Q1 2008
                                           _______   _______   _______
Number of units shipped (million)             21.8      30.8      22.3
Sales (Euro m.)                              2,925     3,771     2,702
Gross margin (%)                              30.3%     31.8%     29.2%
Operating income (Euro m.)                     346       489       181
Operating income (%)                          11.8%     13.0%      6.7%
Income before taxes (Euro m.)                  362       501       193
Net income (Euro m.)                           254       373       133

Average sales price (Euro)                     134       123       121


Units shipped in the quarter were 22.3 million, a 2% increase compared to the same period last year and in line with our March 19, 2008 interim announcement of 22 million units. Sales for the quarter were Euro 2,702 million, a decrease of 8% on a year ago due to slowing market growth in mid-to-high end phones in markets where Sony Ericsson has a strong presence. Gross margin was one percentage point lower than Q1 2007, reflecting a less favourable product mix. Income before taxes for the quarter was Euro 193 million, which was at the higher end of the range (Euro 150-200 million) we announced on March 19, 2008. This represented a decrease of 47% compared with a year ago, due to higher R&D investments as a percentage of sales, and reflecting that Q1 2007 was a particularly strong first quarter for the company. Net income for the quarter was 48% lower, at Euro 133 million.

"Sony Ericsson continues to invest in expanding its product portfolio to appeal to a wider variety of consumers in both new and existing markets," said Dick Komiyama, President, Sony Ericsson. "Our product announcements during the first quarter have been well received by the industry, and we expect to see a positive effect from these announcements during the second half of 2008."

During the quarter, Sony Ericsson added a new sub-brand to its product portfolio with the announcement of the XPERIA(TM) X1, a high-end multi-media convergence phone based on Windows Mobile(R), which will launch in the second half of the year. In addition, the company announced a number of new phones during the quarter to increase the appeal of its brand to a broader audience. These included new high-end Walkman(R) and HSDPA web phones, such as the W980, W760, Z770 models and also added to its cutting-edge Cyber-shot(TM) range with models such as the C702 and C902.

Average selling price (ASP) decreased both sequentially and year-on-year due to the impact of softer sales of high-to-mid end models in key markets. Market share for the quarter is estimated to be around 8%, down one percentage point sequentially.

Sony Ericsson made a dividend payment of Euro 470 million during the quarter to the parent companies. A second dividend payment will be made this year.

Sony Ericsson forecasts that the global handset market for 2008 will grow at a rate of around 10% from more than 1.1 billion units in 2007. The majority of this growth is expected to be in emerging markets.

XPERIA(TM) is a trademark of Sony Ericsson Mobile Communications

WALKMAN(R) and Cyber-shot(TM) are trademarks or registered trademarks of Sony Corporation

Microsoft and Windows Mobile(R) are trademarks of Microsoft Corporation


EDITOR'S NOTES:
---------------

Financial statements and additional information:
------------------------------------------------

Financial statements:
---------------------

Consolidated income statement
Consolidated income statement - isolated quarters
Consolidated balance sheet
Consolidated statement of cash flows
Consolidated statement of cash flows - isolated quarters

Additional information:
-----------------------

Net sales by market area by quarter


- ENDS -


Having sold over 100 million phones in 2007, Sony Ericsson is currently one of the five largest mobile phone manufacturers in the world. An important industry player operating in over 80 countries, our phones, accessories and PC cards are synonymous with innovation and style. With R&D sites in Europe, Japan, China, India and North America, diversity is one of the core strengths of the company. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:
---------

Investors / Analysts
--------------------
Ericsson investor relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony investor relations
Shinji Tomita (London) +44 20 7444 9713
Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press / Media
-------------
Sony Ericsson global communications and PR
Aldo Liguori (London) +44 20 8762 5860
Merran Wrigley (London) +44 20 8762 5862


This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.



Sony Ericsson
CONSOLIDATED INCOME STATEMENT

                                                    Jan-Mar
                                        ____________________________________
EUR million                                 2008          2007        Change
____________________________________________________________________________

Net sales                                  2,702         2,925           -8%
Cost of sales                             -1,914        -2,039           -6%
                                        ______________________
Gross profit                                 788           886          -11%
Gross margin %                              29.2%         30.3%          -1%

Research and development expenses           -339          -261           30%
Selling and administrative expenses         -270          -284           -5%
                                        ______________________
Operating expenses                          -610          -545           12%

Other operating income, net                    3             5          -36%
                                        ______________________
Operating income                             181           346          -48%
Operating margin %                           6.7%         11.8%          -5%

Financial income                              22            18           24%
Financial expenses                           -10            -2            -
                                        ______________________
Income after financial items                 193           362          -47%

Taxes                                        -57          -100          -43%
Minority interest                             -3            -9          -63%
                                        ______________________
Net income                                   133           254          -48%

Number of units shipped (million)           22.3          21.8            2%
ASP (EUR)                                    121           134          -10%



Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

                               2008                     2007
                           ________      _____________________________________
EUR million                      Q1           Q4        Q3        Q2        Q1
___________________________________      _____________________________________

Net sales                     2,702        3,771     3,108     3,112     2,925
Cost of sales                -1,914       -2,573    -2,154    -2,192    -2,039
                           ________      _____________________________________
Gross profit                    788        1,198       954       921       886
Gross margin %                 29.2%        31.8%     30.7%     29.6%     30.3%

Research and development       -339         -349      -280      -283      -261
 expenses
Selling and administrative     -270         -375      -280      -321      -284
 expenses
                           ________      _____________________________________
Operating expenses             -610         -724      -560      -604      -545

Other operating income,           3           15        -1        -2         5
 net
                           ________      _____________________________________
Operating income                181          489       393       315       346
Operating margin %              6.7%        13.0%     12.7%     10.1%     11.8%

Financial income                 22           19         7        18        18
Financial expenses              -10           -7       -16        -6        -2
                           ________      _____________________________________
Income after financial          193          501       384       327       362
 items

Taxes                           -57         -118      -109       -97      -100
Minority interest                -3          -10        -8       -10        -9
                           ________      _____________________________________
Net income                      133          373       267       220       254

Number of units shipped        22.3         30.8      25.9      24.9      21.8
 (million)
ASP (EUR)                       121          123       120       125       134



Sony Ericsson
CONSOLIDATED BALANCE SHEET

                                     Mar 31     Dec 31     Mar 31
EUR million                            2008       2007       2007
_________________________________________________________________
ASSETS

Total fixed and financial assets        594        572        495

Current assets
Inventories                             484        437        498
Accounts receivables                  1,710      1,870      1,566
Other assets                            369        345        859
Other short-term cash investments     1,106      1,431      1,376
Cash and bank                           605        724        668
                                    _______    _______    _______
Total current assets                  4,274      4,808      4,968

_________________________________________________________________
Total assets                          4,868      5,380      5,463
_________________________________________________________________

SHAREHOLDERS' EQUITY AND
 LIABILITIES

Shareholders' equity                  1,665      2,026      2,033
Minority interest                        69         64         55
                                    _______    _______    _______
Total equity                          1,734      2,090      2,088

Total long-term liabilities              25         26         22

Accounts payable                      1,228      1,263      1,316
Other current liabilities             1,880      2,001      2,037
                                    _______    _______    _______
Total current liabilities             3,108      3,264      3,353

_________________________________________________________________
Total shareholders' equity and        4,868      5,380      5,463
 liabilities
_________________________________________________________________

Net cash*                             1,703      2,155      2,045


* Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.




Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    Jan-Mar
                                          __________________________
EUR million                                        2008         2007
____________________________________________________________________

OPERATIONS
Net income                                          133          254
Adjustments to reconcile net income to               31           28
 cash
                                          __________________________
                                                    164          282

Changes in operating net assets                    -101         -454
                                          __________________________
Cash flow from operating activities                  64         -172

INVESTMENTS
Investing activities                                -22          -53
                                          __________________________
Cash flow from investing activities                 -22          -53

FINANCING
Financing activities                               -462          - 1
                                          __________________________
Cash flow from financing activities                -462           -1

Net change in cash                                 -421         -226
Cash, beginning of period                         2,155        2,273
Translation difference in Cash                      -24           -2
                                          __________________________
Cash, end of period                               1,711        2,045
____________________________________________________________________


Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

                                 Jan-Mar  Oct-Dec  Jul-Sep  Apr-Jun  Jan-Mar
                                ____________________________________________
EUR million                         2008     2007     2007     2007     2007
____________________________________________________________________________

OPERATIONS
Net income                           133      373      267      220      254
Adjustments to reconcile net          31       17       32       30       28
 income to cash
                                ____________________________________________
                                     164      390      299      250      282

Changes in operating net assets     -101       44       88       16     -454
                                ____________________________________________
Cash flow from operating              64      434      387      266     -172
 activities

INVESTMENTS
Investing activities                 -22      -27      -53      -31      -53
                                ____________________________________________
Cash flow from investing             -22      -27      -53      -31      -53
 activities

FINANCING
Financing activities                -462        0     -300     -548       -1
                                ____________________________________________
Cash flow from financing            -462        0     -300     -548       -1
 activities

Net change in cash                  -421      408       34     -312     -226
Cash, beginning of period          2,155    1,758    1,730    2,045    2,273
Translation difference in Cash       -24      -10       -6       -3       -2
                                ____________________________________________
Cash, end of period                1,711    2,155    1,758    1,730    2,045
____________________________________________________________________________



Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
                                        2008              2007
                                    ________  _____________________________
Isolated quarters                         Q1       Q4     Q3     Q2     Q1
___________________________________________________________________________
Europe, Middle East & Africa *         1,494    2,251  1,715  1,729  1,598
Americas                                 486      636    573    499    365
Asia                                     722      884    820    885    961
___________________________________________________________________________
Total                                  2,702    3,771  3,108  3,112  2,925
___________________________________________________________________________
* of which Western Europe                979    1,569  1,103  1,102  1,078

                                        2008              2007
                                    ________  _____________________________
Sequential change (%)                     Q1       Q4     Q3     Q2     Q1
___________________________________________________________________________
Europe, Middle East & Africa *           -34%      31%    -1%     8%   -26%
Americas                                 -24%      11%    15%    37%   -34%
Asia                                     -18%       8%    -7%    -8%   -11%
___________________________________________________________________________
Total                                    -28%      21%     0%     6%   -23%
___________________________________________________________________________
* of which Western Europe                -38%      42%     0%     2%   -27%

                                        2008              2007
                                    ________  _____________________________
Year over year change (%)                 Q1       Q4     Q3     Q2     Q1
___________________________________________________________________________
Europe, Middle East & Africa *            -7%       5%     7%    59%    55%
Americas                                  33%      15%    37%    52%    46%
Asia                                     -25%     -18%    -8%     4%    35%
___________________________________________________________________________
Total                                     -8%       0%     7%    37%    47%
___________________________________________________________________________
* of which Western Europe                 -9%       6%    -1%    47%    60%

                                        2008              2007
                                    ________  _____________________________
Year to date                            0803     0712   0709   0706   0703
___________________________________________________________________________
Europe, Middle East & Africa *         1,494    7,293  5,042  3,328  1,598
Americas                                 486    2,072  1,436    864    365
Asia                                     722    3,550  2,666  1,846    961
___________________________________________________________________________
Total                                  2,702   12,916  9,145  6,037  2,925
___________________________________________________________________________
* of which Western Europe                979    4,852  3,283  2,179  1,078

                                        2008              2007
                                    ________  _____________________________
YTD year over year change (%)           0803     0712   0709   0706   0703
___________________________________________________________________________
Europe, Middle East & Africa *           -7%      24%    36%    57%    55%
Americas                                 33%      34%    44%    49%    46%
Asia                                    -25%       0%     8%    18%    35%
___________________________________________________________________________
Total                                    -8%      18%    27%    42%    47%
___________________________________________________________________________
* of which Western Europe                -9%      21%    29%    53%    60%